UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GRAVITY REPORTS SECOND QUARTER 2005 RESULTS

Seoul, South Korea – August 22, 2005 – GRAVITY Co., Ltd. (NASDAQ: GRVY), an
online game developer and distributor, today reported its consolidated financial results (prepared on a U.S. GAAP basis) for the second quarter ended
June 30, 2005.

Revenue for the second quarter of 2005 was US$13.3 million compared to US$15.6 million in the first quarter and US$15.3 million for the second quarter of
2004. This represents a decline of 15.0% and 13.3%, respectively.

Royalties and license fees from overseas markets, comprising 71.4% of our total revenues, were US$9.5 million in the second quarter of 2005 showing a 14.0%
decline compared to the first quarter of 2005 and a 13.2% decline compared to the second quarter of 2004. The reason for the decline in royalties in overseas market for the second quarter of 2005 was due primarily to increased competition in major markets. Subscription revenue, comprising 20% of our total revenues, was US$2.7 million in the second quarter of 2005 which decreased
30.1% compared to the first quarter of 2005 and 30.9 % as compared to the second quarter of 2004, which we believe was due to increased competition in
Korea and a weak market reception for the Ragnarok Online update in Korea that was conducted at the end of March 2005. Mobile revenue, comprising 2.5% of our total revenues, was US$0.3 million in the second quarter of 2005, representing a 97.1% increase compared to the first quarter of 2005 and a 176.6% increase compared to the second quarter of 2004.  Other revenues, comprising 6.1% of our total revenues, were US$0.8 million in the second quarter of 2005, representing a 26.7% increase compared to the first quarter of 2005, or 80.4% increase compared to the second quarter of 2004. We attribute this increase to an increase in animation revenues.

Cost of revenues and operating expenses increased 30.7% to US$10.2 million in the second quarter of 2005 from US$7.9 million in the first quarter of 2005 due primarily to research and development expenses of US$1.5 million, which represent the payment of a license fee for publishing a casual online game portal, STYLIA. Total license fees of STYLIA were US$3.0 million and the remaining US$1.5 million will be paid after open bata testing and commercialization and it will be capitalized. This also represents a 85.5%
increase from our cost of revenues and operating expenses of $5.5 million in the second quarter of 2004.

Pre-tax profit for the second quarter of 2005 was US$2.8 million, compared to
US$7.2 million for the first quarter of 2005 and US$8.6 million for the second quarter of 2004.

Net income for the second quarter of 2005 was US$1.9 million or $0.07 per ADS on a diluted basis, compared to US$5.4 million or US$0.22 per ADS on a diluted basis for the first quarter of 2005 and US$7.3 million or US$0.33 per ADS on a diluted basis for the second quarter of 2004. Net income described above was calculated using the tax rate of 24.75% assuming that we may fail to be designated as a venture company under Korean law for the fiscal year 2005 and thus would not be entitled to the benefit of a 50% tax reduction.  Gravity plans to renew its designation as a venture company, the result of which is expected to be known in September 2005. If Gravity is successful in renewing its designation as a venture company, it expects to continue to enjoy the 50%
reduction in corporate income tax rate through 2006 and its net income would be
US$6.4 million for the first quarter of 2005 and US$2.2 million for the second quarter of 2005.

The balance of cash and cash equivalents and short-term financial instruments at June 30, 2005 was US$101.3 million.

David Woong-Jin Yoon, Chief Executive Officer of Gravity, commented, “This was a challenging quarter for Gravity as we faced increased competition in key markets for Ragnarok Online, lower than expected Ragnarok Online update results in Korea, and delayed commercialization and unfavorable market conditions for
R.O.S.E. Online. We plan to focus more on the casual game market by publishing quality casual games produced by other game companies. In addition, we are planning to expand our publishing business. However, because casual games have shorter lifecycles than MMORPGs, a lower success-rate and an unpredictable popularity-cycle, we will continue to update our principal game title, Ragnarok
Online. Although results from updates at the end of 2004 and in the first half of 2005 did not meet our expectations, we believe updates continue to help us to retain existing users, attract new users, and maximize the lifecycle of
Ragnarok Online. Ragnarok Online is currently commercialized in 20 countries worldwide. We continue to increase the number of commercialized markets for
Ragnarok Online and plan to launch into new countries in Latin America and
Europe.  We believe that our expansion into new markets will extend the lifecycle of Ragnarok Online and contribute to the geographical diversification of our revenue source. Concurrently, we are doing our best to introduce commercialization of Requiem and Ragnarok Online 2 as scheduled.”

“As part of our effort to successfully compete into the casual game market, we launched STYLIA, an online game portal in conjunction with our partner
Sonnori.  STYLIA is a game portal where users can enjoy all of the games and additional services provided by STYLIA with a single character.  A user can use memory cards to record levels and experience levels of each game, and the game character selected by the user can be linked to different games and all additional services.  Currently, we are conducting an in-house closed beta testing, and plan to implement open beta testing service in October 2005.  In addition, we plan to launch a new line of casual games line based on the popular animation character, ‘Pucca’, which has been introduced in 72 countries.”

“During the second quarter we also took an important step towards reinforcing our overseas distribution network by entering into a licensing agreement for
Ragnarok Online and our next in-house developed game with Shanda, an interactive entertainment media company in China.  We are excited about partnering with Shanda and believe that through our partnership we can strengthen our presence in China, which is believed to be one of the fastest growing online game markets. System transfer to Shanda was successfully completed as of August 13, 2005 and Shanda is currently servicing Ragnarok
Online in China.”

Mr. Yoon concluded, “To build on our current titles, we are preparing for open beta service of our second in-house developed MMORPG title, Requiem by the first half of 2006.  Requiem is a hardcore MMORPG targeting mature users with a more realistic storyline and shocking graphics compared to existing hardcore games.  We are also on track to conduct open beta service of Ragnarok Online 2 by the second half of 2006, a dynamic 3D sequel to Ragnarok Online, also based on Norse mythology and featuring cute characters similar to those in its prequel.  However, the sequel will boast a brand new style of gaming experience which distinguishes it from Ragnarok Online so as not to overlap with our existing user base for Ragnarok Online.  We also expect to diversify our revenue base by expanding and focusing on our game publishing business through planned investments.”

Investor Conference Call / Webcast Details
Gravity will discuss its 2005 second quarter results on Monday, August 22, 2005 at 9:00 AM EST (10:00 PM, August 22 in Seoul).  The conference call-in number is +1-201-689-8471. A live webcast of the conference call will be available on
Gravity’s website at www.gravity.co.kr.  A replay of the call will be available immediately after the conclusion of the conference call and will be accessible by dialing +1-201-612-7415 with account number 3055 and conference
ID number 164654, or through Gravity’s website at www.gravity.co.kr.

About GRAVITY Co. Ltd.
Based in Korea, Gravity is a developer and distributor of online games in
Japan, Taiwan, Thailand and Korea, among others. The Company's principal product, Ragnarok Online, is currently commercially offered in 20 markets. For more information visit www.gravity.co.kr.

Forward-Looking Statements:
Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of
1995.  Forward-looking statements generally can be identified by the use of forward- looking terminology, such as “may,” “will,” “expect,” “intend,”
“estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words.  All forward-looking statements involve risks and uncertainties, including, but not limited to, the ability to diversify revenue, ability to collect license fees and royalty payments from overseas licensees and in a timely manner; ability to acquire, develop, license, launch, market or operate commercially successful online games;
competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; the ability to recruit and retain quality employees as Gravity grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, forward-looking statements. The forward-looking statements speak only as of the date of this release and Gravity assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

CONTACTS For GRAVITY:

In Korea:
John C. Chung
GRAVITY Co. Ltd.
Tel: 82-2-3485-1002
chchung@gravity.co.kr

In the U.S.:
David Pasquale, EVP
The Ruth Group
Tel: +646-536-7006
dpasquale@theruthgroup.com

– Financial Tables and RO Statistics Attached –

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 08/22/2005	By:	/s/John C. Chung
	Name:	John C. Chung
	Title:	Investor Relations Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	GRAVITY 2Q05 Financial Statements and RO Statistics